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                                                                    Exhibit 99.2

  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF LINKTONE LTD.
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 16, 2004

The undersigned shareholder of LINKTONE LTD., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated May 11, 2004, and hereby appoints Raymond Lei Yang and Mark Bergert or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on June 16,2004 at 9:00 a.m., Shanghai time, at the Company's principal executive offices at Harbour Ring Plaza. 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001, People's Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE FOLLOWING PROPOSALS:

PROPOSAL NO 1: Approve of the number of directors as designated below for each class of director and re-elect each of the directors named below as a director to the class and for the term specified and until such director's successor is elected and duly qualified:


NAME                        CLASS                 TERM
----                        -----                 ----
1. Elaine La Roche ........ II                 Two (2) Years
2. Jun Wu ................. III                Three (3) Years
3. York Chen .............. I                   One (1) Year
4. Thomas Hubbs ........... II                  Two (2) Years
5. Derek Sulger ........... III                 Three (3) Years
6. David C. Wang .......... I                   One (1) Year
7. Raymond Lei Yang ....... III                Three (3) Years

[ ] FOR ALL NOMINEES    [ ] AGAINST ALL           [ ] WITHHOLD AUTHORITY TO VOTE
                        INDIVIDUAL NOMINEES       FOR ANY INDIVIDUAL NOMINEE
                        (WRITE NUMBER(S)          (WRITE NUMBER(S) OF
                        OF NOMINEE(S) BELOW).     NOMINEE(S) BELOW).

                      ________________________    ____________________________
                       (Continued and to be dated and signed on reverse side)

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2004.


      [ ] FOR        [ ] AGAINST         [ ] ABSTAIN

                                                      DATED: ____________ ,2004

                                                      SHAREHOLDER NAME:


                                                      __________________________


                                                      __________________________
                                                      Signature

                                                      __________________________
                                                      Signature

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN.

                        PLEASE DATE, SIGN AND MAIL THIS
                      PROXY CARD BACK AS SOON AS POSSIBLE!